=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                             (Amendment No. 8)1

                                  Seitel, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 Par Value
                ------------------------------------------------
                        (Title of Class of Securities)

                                  816074405
                ------------------------------------------------
                               (CUSIP Number)

                              Allison Bennington
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000

                                March 1, 2006
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d.1(e), 240.13d.1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d.7 for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 816074405                                             Page 2 of 36
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                British Virgin Islands

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         65,856,616**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        65,856,616**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    65,856,616**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 816074405                                             Page 3 of 36
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Partners Co-Investors, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         382,298**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        382,298**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    382,298**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 816074405                                             Page 4 of 36
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         66,238,914**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        66,238,914**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,238,914**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 816074405                                             Page 5 of 36
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         66,238,914**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        66,238,914**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,238,914**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 816074405                                             Page 6 of 36
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         66,238,914**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        66,238,914**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,238,914**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 816074405                                             Page 7 of 36
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         66,238,914**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        66,238,914**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,238,914**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 816074405                                             Page 8 of 36
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         66,238,914**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        66,238,914**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,238,914**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 816074405                                              Page 9 of 36
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         66,238,914**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        66,238,914**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,238,914**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

THE PURPOSE OF THIS AMENDMENT NO. 8 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.     Security and Issuer

         This Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Seitel, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 10811 South Westview Circle Drive, Suite 100, Building C, Houston, TX 77043.

Item 2.     Identity and Background

      This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) ValueAct Capital Partners Co-Investors, L.P. ("ValueAct Co-Investors"), (c) VA Partners, L.L.C. ("VA Partners"), (d) ValueAct Capital Management, L.P. ("ValueAct Management L.P. "), (e) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (f) Jeffrey W. Ubben, (g) George F. Hamel, Jr. and (h) Peter H. Kamin (collectively, the "Reporting Persons").

       ValueAct Co-Investors is a Delaware limited partnership. ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      VA Partners is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund and ValueAct Co-Investors. VA Partners has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund and ValueAct Co Investors. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

     (a), (b) and (c). Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners and ValueAct Management LLC, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

     (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

      The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund. The aggregate funds used by these Reporting Persons to make the purchases were $89,200,089.25.

Item 4.     Purpose of Transaction

      The Reporting Persons have acquired the Issuer's Common Stock and warrants to purchase Common Stock (the "Purchase Warrants") for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

      In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of
Schedule 13D.

      The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

              On March 1, 2006, the Company acquired 21,499,983 shares of common stock of Seitel, Inc. ("Issuer") and 15,037,568 warrants to purchase the Issuer's common stock for an aggregate purchase price of $89,200,089.25 pursuant to a Securities Purchase Agreement ("Securities Purchase Agreement") dated February 14, 2006 between the Company and Mellon HBV Alternative Strategies LLC ("Mellon HBV"), a Delaware limited liability company. Mellon HBV had sole voting and dispositive power over the securities acquired which were nominally held by entities managed by Mellon HBV. Under the terms of the Securities Purchase Agreement, the Company also acquired any and all rights under a certain Registration Rights Agreement ("Registration Rights Agreement") dated July 2, 2004 between the Issuer and Mellon HBV. All of the securities acquired pursuant to the Securities Purchase Agreement (other than 19,500 shares of common stock) are entitled to certain registration rights under the Registration Rights Agreement. The Securities Purchase Agreement was conditioned upon, among other things, the resignation of J.D Williams from the Issuer's board of directors and the Issuer not appointing any persons, other than Peter H. Kamin and Gregory P. Spivy, to fill any vacancy on the Issuer's board of directors. A copy of the Securities Purchase Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund and ValueAct Co-Investors are also reported as beneficially owned by (i) VA Partners, as General Partner of each such investment partnership,(ii) ValueAct Management L.P. as the manager of each such investment partnership, (iii) ValueAct Management LLC, as General Partner of ValueAct Management L.P. and
 (iv) the Managing Members as controlling persons of VA Partners and ValueAct Management LLC. VA Partners, ValueAct Management LLC and the Managing Members also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the ValueAct Master Fund and ValueAct Co-Investors is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners, ValueAct Management L.P., ValueAct Management LLC and the Managing Members.

     As of the date hereof, ValueAct Master Fund is the beneficial owner of 65,856,616 shares of Common Stock (including 15,037,568 shares issuable upon exercise of Purchase Warrants), representing approximately 39.0% of the Issuer's outstanding Common Stock. ValueAct Co-Investors is the beneficial owner of 382,298 shares of Common Stock, representing less than 1% of the Issuer's outstanding Common Stock. VA Partners, ValueAct Management L.P., ValueAct Management LLC and the Managing
Members may each be deemed the beneficial owner of an aggregate of 66,238,914 shares of Common Stock (including 15,037,568 shares issuable upon exercise of Purchase Warrants), representing approximately 39.3% of the Issuer's outstanding Common Stock. All percentages set forth in this
Schedule 13D assume that the Issuer has 168,730,079 outstanding shares of Common Stock. This includes 153,692,511 outstanding shares as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2005 and the issuance of an additional 15,037,568 shares upon the exercise of 15,037,568 Purchase Warrants beneficially owned by the Reporting Persons. One Purchase Warrant represents the right to purchase one share of the Issuer's Common Stock, at an exercise price of $.72 per share, exercisable at any time during the period ending on 08/12/11.

(c) During the sixty (60) days preceding the date of this report, the Reporting Persons purchased the following shares of Common Stock and Purchase Warrants:


Reporting Person          Trade Date     Shares    Price/Share
-----------    	        ---------      -------   -----------
ValueAct Master Fund
Common Stock                03/01/06     21,499,983   $2.75

                                                      Price/      Shares
                           Trade Date    Warrants    Warrants  Underlying
                           ---------     -------     ---------  ----------
ValueAct Master Fund
Purchase Warrants           03/01/06    15,037,568     $2.0     15,037,568

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.		Material to Be Filed as Exhibits

(1)    Joint Filing Agreement.
(2)    Securities Purchase Agreement

                                  SIGNATURE
              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member

                             ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member

                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member



                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  March 2, 2006         Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  March 2, 2006         Peter H. Kamin, Managing Member

                                 Exhibit 1
JOINT FILING UNDERTAKING
The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Seitel, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                           ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member



                             ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member



                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member




                               ValueAct Capital Management, L.P.,
                               by, ValueAct Capital Management, LLC
                               its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member



                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member

                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  March 2, 2006         Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 2, 2006         George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  March 2, 2006         Peter H. Kamin, Managing Member

                                 Exhibit 2

                          SECURITIES PURCHASE AGREEMENT

              This SECURITIES PURCHASE AGREEMENT, dated February 14, 2006, is by and between Mellon HBV Alternative Strategies LLC, a Delaware limited liability company ("Mellon HBV" or "Seller") as the manager of the entities (the "Fund Companies") listed on Schedule A hereto, and Value Act Capital Master Fund, L.P., a Delaware limited partnership (the "Purchaser").

                                 Background

              Seller wishes to sell to the Purchaser and the Purchaser wishes to purchase from Seller an aggregate of 21,499,983 shares (the "Shares") of Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Seitel, Inc., a Delaware corporation (the "Company"), and an aggregate of 15,037,568 warrants (the "Funding Guarantor Warrants") each to purchase one share of Class A Common Stock of the Company. The Shares and Funding Guarantor Warrants to be sold hereunder are collectively referred to as the "Securities."

              Mellon HBV wishes to assign to Purchaser all of its rights under the Registration Rights Agreement (the "Registration Rights
Agreement") dated July 2, 2004 between the Company and Mellon HBV.

                                   Terms

              In consideration of the agreements and obligations contained in this Agreement and intending to be legally bound, the parties hereby agree as follows:

                                 ARTICLE I

                                DEFINITIONS

1.1. Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

              "Agreement" means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.

              "Assignment and Assumption Agreement" means Assignment and Assumption Agreement dated the Closing Date, by and between Mellon HBV, as Assignor and the Purchaser, as Assignee in the form of Exhibit A attached hereto.

              "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by law or executive order to close.

              "Commission" means the United States Securities and
Exchange Commission.

              "Funding Guarantor Warrant Assignment" means the Funding Guarantor Warrant Assignment attached as Exhibit B to the Funding
Guarantor Warrants.

              "Governmental Authority" means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

              "Governmental Order" means any order, writ, rule, judgment, injunction, decree, stipulation, determination, award, citation or notice of violation entered by or with any Governmental Authority.

              "Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or other security interest or preferential arrangement of any kind or nature whatsoever.

              "Person" means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

              "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

              "Transaction Documents" means, collectively, this
Agreement, the Funding Guarantor Warrant Assignments and the Assignment and Assumption Agreement.

                                 ARTICLE II

                              SALE AND PURCHASE

2.1. Purchase and Sale of Common Stock.  On the
Closing Date, Seller shall sell to the Purchaser, and the Purchaser shall purchase from Seller, the number of Shares set forth on Schedule A hereto at the price of $2.75 per Share, an aggregate purchase price set forth on Schedule A hereto and the number of Funding Guarantor Warrants set forth on Schedule A hereto at the price of $2.00 per Warrant and an aggregate purchase price set forth on Schedule A hereto (the "Purchase Price"), payable in immediately available United States funds. At the Closing (a) Seller shall deliver to the Purchaser (i) a certificate or certificates representing the Shares, together with stock powers duly executed in blank or duly executed instruments of transfer, or via book entry to an account specified by Purchaser for any Shares that may be in book entry form at The Depository Trust Company, (ii) executed Funding Guarantor Warrant Assignments sufficient to transfer all of the Funding Guarantor Warrants and (iii) a duly executed Assignment and Assumption Agreement, and (b) the Purchaser shall deliver to Seller (i) the Purchase Price by wire transfer of immediately available funds to an account designated by Seller pursuant to wire instructions delivered to the Purchaser at least two Business Days prior to the Closing and (ii) a duly executed Assignment and Assumption Agreement.

              2.2.     Legends.
                      (a) Shares. The Purchaser acknowledges that the certificates representing the Shares may bear a legend in substantially the one of the following forms:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF THE COMPANY'S COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT. "

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE HELD BY AN AFFILIATE OF SEITEL, INC. AS THAT TERM IS DEFINED UNDER THE GENERAL RULES AND REGULATIONS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR AN OPINION OF COUNSEL SATISFACTORY TO SEITEL, INC. THAT SUCH REGISTRATION IS NOT REQUIRED."

                      (b) Funding Guarantor Warrants. The Purchaser acknowledges that the Funding Guarantor Warrants shall bear a legend in substantially the following form:

"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN
REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AS AMENDED
(THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES
LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION
FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT
AND SUCH OTHER SECURITIES LAWS.  NEITHER THIS SECURITY NOR
ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED,
SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED,
HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO
AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES
ACT OR PURSUANT TO A TRANSACTION WHICH, IN THE OPINION OF
COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, IS EXEMPT
FROM , OR NOT SUBJECT TO, SUCH REGISTRATION."

                      (c) The certificates and warrants to be issued, upon registration of the transfer of the Securities, in the name of the Purchaser, will not bear restrictive legends to the extent that the transfer contemplated hereby is pursuant to the Company's Registration Statement on Form S-3 effective June 2, 2005 ("Shelf Registration Statement").

2.3. Closing. The Closing shall take place at the offices of Dechert LLP, 30 Rockefeller Plaza, New York, NY 10112-2200 at 10:00 a.m., local time (or as soon thereafter as practicable) on the second business day following the date on which the last of the conditions set forth in Article VI (other than conditions in respect of documents or agreements to be delivered at Closing) are fulfilled or waived in accordance with this Agreement (the "Closing Date") or (b) at such other place, time or date as Purchaser and Seller may agree.

                                 ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF SELLER

              The Seller represents and warrants to the Purchaser as follows:

              3.1. Authority. Seller has all requisite limited liability corporation power and authority to execute and deliver the Transaction Documents, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of the Transaction Documents by Seller and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited liability corporation action and no other proceedings on the part of Seller are necessary to authorize the Transaction Documents or to consummate the transactions contemplated hereby and thereby. The Transaction Documents have been duly executed and delivered by Seller and constitute the legal, valid and binding obligations of Seller enforceable against Seller in accordance with their terms.

              3.2. Title to Securities. Seller has sole voting and dispositive power over the Securities set forth on Schedule A hereto, and such Securities are held by Seller for the benefit of the entities indicated on Schedule A hereto. At the Closing, Seller will deliver to the Purchaser the Securities, and the Purchaser will acquire good and valid title to the Securities, free and clear of all Liens, other than any Liens that may be imposed or created by the Purchaser.

              3.3. No Contravention. The execution and delivery of the Transaction Documents by Seller does not, and the consummation of the transactions contemplated by the Transaction Documents and the compliance with the terms, conditions and provisions of the Transaction Documents by Seller will not, (i) contravene the terms of the organizational documents of Seller or any of its affiliates or (ii) conflict with or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under (A) any of the terms, conditions or provisions of any agreement or instrument to which Seller or any of its affiliates is a party or by which Seller or any of its affiliates or any of their assets may be bound or affected, (B) any judgment or order of any court or Governmental Authority, or (C) any applicable law or Governmental Order.

3.4. Litigation. There are no actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigations (collectively, "Claims") pending or, to the knowledge of Seller or any of its affiliates, threatened, at law, in equity, in arbitration or before any Governmental Authority against Seller or any of its affiliates affecting the Securities or Seller's or any of its affiliates' rights thereto, the Transaction Documents or the matters contemplated hereby and thereby. No Governmental Order has been issued by any court or other Governmental Authority against or affecting the Securities or Seller's or any of its affiliates' rights thereto, the Transaction Documents or the matters contemplated hereby and thereby.

              3.5. Contracts. There are no contracts, agreements, or enforceable arrangements to which the Seller or any of its affiliates is a party, whether written or oral, which grant, or purport to grant, voting rights, registration rights or other rights with respect to the Common Stock or any other class or series of capital stock of the Company or any securities convertible, exercisable or exchangeable into shares of capital stock of the Company other than the Registration Rights Agreement.

              3.6. Information. No facts have come to the attention of Seller or any of its affiliates that has caused it to believe that any information contained in any document filed by the Company with the Commission since the date that Seller or any of its affiliates first acquired any of the Securities, as of the date of such document and the date hereof, contained or contains any untrue statement of material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

              3.7. Registration Rights Agreement. Seller has provided to Purchaser a true, correct and complete copy of the Registration Rights Agreement.

              3.8. Registrable Securities. All of the Securities listed on Schedule A, other than 19,500 shares of common stock in the name of Blackfriars Special Purpose Vehicle LLC Series 2, are
Registrable Securities (as defined in the Registration Rights
Agreement).

3.9. Broker's, Finder's or Similar Fees. There are no brokerage commissions, finder's fees or similar fees or commissions payable by Seller or any of its affiliates which could be payable by the Purchaser in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with Seller or any of its affiliates or any action taken by such Person.

                                 ARTICLE IV

              REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

              The Purchaser hereby represents and warrants to Seller that:

4.1. Authority. The Purchaser has all requisite limited partnership power and authority to execute and deliver the Transaction Documents, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of the Transaction

Documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited partnership action and no other proceedings on the part of the Purchaser are necessary to authorize the Transaction Documents or to consummate the transactions contemplated hereby. The Transaction Documents have been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms.

              4.2. No Contravention. The execution and delivery of the Transaction Documents by the Purchaser does not, and the consummation of the transactions contemplated by the Transaction Documents and the compliance with the terms, conditions and provisions of the Transaction Documents by the Purchaser will not (i) contravene the terms of the organizational documents of the Purchaser or (ii) conflict with or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under (A) any of the terms, conditions or provisions of any agreement or instrument to which the Purchaser is a party or by which the Purchaser or any of its assets may be bound or affected, (B) any judgment or order of any court or Governmental Authority, or (C) any applicable law or Governmental Order.

              4.3. Litigation. There are no Claims pending or, to the knowledge of the Purchaser, threatened, at law, in equity, in arbitration or before any Governmental Authority pending against the Purchaser affecting the Transaction Documents or the matters contemplated hereby and thereby. No Governmental Order has been issued by any court or other Governmental Authority against or affecting the Purchaser affecting the Transaction Documents or the matters contemplated hereby and thereby.

              4.4. Sufficient Funds. The Purchaser has immediately available cash in the amount of the aggregate Purchase Price for the Securities.

              4.5. Investment Intent. The Purchaser is acquiring the Securities for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.

4.6. Broker's, Finder's or Similar Fees. There are no brokerage commissions, finder's fees or similar fees or commissions payable by the Purchaser which could be payable by Seller or any of its affiliates in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with the Purchaser or any action taken by such Person.

                                 ARTICLE V

                        COVENANTS; OTHER AGREEMENTS

5.1. HSR Act. The Purchaser shall, and the parties shall use reasonable best efforts to cause the Company to, (i) make the filings ("HSR Filing") required of the Purchaser or the Company or any of their affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), in connection with this Agreement and the transactions contemplated hereby, as soon as practicable and (ii) comply at the earliest practicable date and after consultation with the Purchaser, in the case of the Company or the Company, in the case of the Purchaser, with any request for additional information or documentary material received by it or any of its affiliates from any applicable Governmental Authority in connection with filings required under the HSR Act. The filing fees assessed under the HSR Act shall be paid by the Purchaser.

              5.2. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Transaction Documents.

5.2. Corporate Governance Matters. The parties to this Agreement recognize the importance to Purchaser of appropriate Board representation consistent with the Company's By-Laws. As such, Mellon HBV agrees to use diligent efforts to cooperate with Purchaser in its efforts to have seated on the Company's Board at the time of Closing Messrs. Peter H. Kamin and Gregory P. Spivy. Mellon HBV's efforts shall include making its preferences known to the Company's Board and Management, and supporting the Company's requirement to discharge its obligations in accordance with its By-Laws such that any stockholder holding more than 30% beneficial ownership in the Company should have no less than three (3) representatives on the Company's Board.

                                 ARTICLE VI

                           CONDITIONS TO CLOSING

              6.1. Conditions to Seller's Obligations. The obligations of Seller to effect the transactions contemplated hereby shall be subject to each of the following conditions, any one or more of which may be waived in writing by Seller in whole or in part:

                      (a) each of the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects, when made and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except as contemplated or permitted by this Agreement to change between the date of this Agreement and the Closing Date);

                      (b)     Purchaser shall have performed and
complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by Purchaser at or prior to the Closing Date;

                      (c) 	The waiting period (and any extension
thereof) applicable under the HSR Act shall have been terminated or shall have expired; and

                      (d) Purchaser shall have delivered to Seller such other agreements, documents and instruments reasonably requested by Seller to effectuate the transactions contemplated in the Transaction Documents.

              6.2. Conditions to Purchaser's Obligations. The obligations of Purchaser to effect the transactions contemplated hereby shall be subject to each of the following conditions, any one or more of which may be waived in writing by Purchaser in whole or in part:

                      (a) each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects, when made and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except as contemplated or permitted by this Agreement to change between the date of this Agreement and the Closing
Date);

                      (b) Seller shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by Seller at or prior to the Closing Date;

                     (c) J.D. Williams shall have resigned from the Company's board of directors effective as of the Closing;

                      (d) The Company shall not have appointed any person other than Peter H. Kamin and Gregory P. Spivy to fill any vacancy on the Company's Board of Directors without the prior written approval of Purchaser;

                      (e) Seller shall have delivered to Purchaser certificates, in genuine and unaltered form, representing all of the Shares duly endorsed in blank or accompanied by duly executed unit powers endorsed in blank, for transfer to Purchaser, or arranged to take such steps, as may be necessary to transfer to Purchaser any Shares in electronic book entry form;

                      (f) Seller shall have delivered to Purchaser duly executed Funding Guarantor Warrant Assignments sufficient to transfer all of the Funding Guarantor Warrants;

                      (g) Seller shall have delivered to Purchaser a duly executed Assignment and Assumption Agreement;

                      (h) Purchaser shall have received a written opinion of the Seller's counsel, dated the Closing Date, substantially in the form of Exhibit B attached hereto;

                      (i) No event, development, circumstance or occurrence shall have occurred, since the date hereof that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), business, assets, liabilities, or results of operations of the Company taken as a whole, other than any event, development, circumstance or occurrence generally affecting businesses operating in the same markets in which the Company operates;

                      (j) The waiting period (and any extension thereof) applicable under the HSR Act shall have been terminated or shall have expired; and

                      (k) Seller shall have delivered to Purchaser such other agreements, documents and instruments reasonably requested by Purchaser to effectuate the transactions contemplated in the Transaction Documents.

                                 ARTICLE VII

                                INDEMNIFICATION

              7.1. Survival and Knowledge. All of the terms and conditions of this Agreement, together with the representations, warranties and covenants contained herein or in any instrument or document delivered or to be delivered pursuant to this Agreement, shall survive the execution of this Agreement and the Closing notwithstanding any investigation heretofore or hereafter made by or on behalf of any party hereto.

              7.2. Indemnification by Seller. Seller shall indemnify, defend and hold harmless Purchaser and each of the officers, directors, employees, shareholders, attorneys, accountants, partners, representatives, agents, successors and assigns of the foregoing (each a "Purchaser Indemnified Party" and collectively, the "Purchaser Indemnified Parties"), at all times after the date of this Agreement, from and against any liabilities, damages, losses, claims, liens, costs, or expenses (including attorney's reasonable fees) of any nature (any or all of the foregoing are hereinafter referred to as a "Loss") sustained by any Purchaser Indemnified Party, resulting or arising from or otherwise relating to (i) any breaches of the Seller's representations and warranties set forth in Article II of this Agreement or in any written certificate furnished pursuant hereto or in connection with the transactions contemplated hereby, or (ii) any nonfulfillment of or failure to comply with any covenant of Seller set forth in this Agreement.

              7.3. Indemnification by Purchaser. Purchaser shall indemnify, defend and hold harmless Seller and each of its affiliates, representatives, agents, successors and assigns (each a "Seller Indemnified Party" and collectively, the "Seller Indemnified Parties"), at all times after the date of this agreement, from and against any Loss sustained by any Seller Indemnified Party, resulting or arising from or otherwise relating to any breaches of Purchaser's representations and warranties set forth in Article III of this Agreement or in any certificate furnished pursuant hereto or in connection with the transactions contemplated hereby.

                                 ARTICLE VIII

                                 TERMINATION

              8.1.     Termination.     The parties hereto agree and
understand that time is of the essence, and notwithstanding anything herein or elsewhere to the contrary, this Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing at the election of any party, if the Closing shall not have occurred on or before February 28, 2006, provided, however, that in the event Purchaser and the Company make their HSR Filing within four (4) business days of signing this Agreement, the date of Closing may be extended solely to accommodate HSR Compliance purposes to a date no later than the 31st day after making the HSR Filing, but in no event later than March 24, 2006. If Purchaser or any party hereto shall receive a second request related to the HSR Filing from either the U.S. Department of Justice ("DOJ") or the U.S. Federal Trade Commission ("FTC") for "additional information and documentary material relevant to the proposed acquisition" under 15 U.S.C. 18a(e)(1), Seller shall have the right to unilaterally terminate this Agreement without liability at any such time after the issuance of any second request.

                      (b) The termination of this Agreement shall be effectuated by the delivery by the party terminating this Agreement to the other party of a written notice of such termination. If this Agreement so terminates, it shall become null and void and have no further force or effect.

                                 ARTICLE IX

                               MISCELLANEOUS

              9.1. Amendments and Waivers. The provisions of this Agreement may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Seller and the Purchaser.

              9.2. Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed to the applicable party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties in accordance with the provisions of this Section:

If to the Seller, to:

Mellon HBV Alternative Strategies
200 Park Avenue
54th Floor
New York, NY 10166-3399
Telecopy: 212 922 8953
Attention: James Jenkins, Portfolio Manager

With a copy to:

Heller Ehrman LLP
Times Square Tower
7 Times Square
New York, NY 10036-6524
Telecopy:  212 763 7600
Attention:  Guy N. Molinari, Esq.

If to the Purchaser, to:

Value Act Capital Master Fund, L.P.
435 Pacific Avenue, Fourth Floor
San Francisco, CA 94133
Telecopy:  415 362 5727
Attention:  Allison Bennington, Esq.

With a copy to:

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
Telecopy:  +1 215 994 2222
Attention: Christopher G. Karras, Esq.

              All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt is acknowledged, if telecopied; on the next Business Day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class or certified mail, return receipt requested, postage prepaid.

              9.3. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns; provided however that neither the Seller, on the one hand, nor the Purchaser on the other hand, shall assign or delegate any of the rights or obligations created under this Agreement without the prior written consent of the other party; provided further that, the Purchaser may assign any of their rights under this Agreement, but not any of its obligations hereunder, to any controlled affiliate of the Purchaser without the Seller's consent.

              9.4. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever or by reason of this Agreement.

              9.5. Counterparts. This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

              9.6. Descriptive Headings, Etc. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (4) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified;
(5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

              9.7. Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

              9.8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of law principles thereof).

              9.9. Remedies. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy, and all available remedies shall be cumulative.

              9.10. Entire Agreement. the Transaction Documents are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to such subject matter, other than those expressly set forth herein or in the other Transaction Document. The Transaction Documents supersedes all prior agreements and understandings between the parties to this Agreement with respect to such subject matter.

              9.11. Consent to Jurisdiction; Waiver of Jury. Each party to this Agreement hereby irrevocably and unconditionally agrees that any legal action, suit or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought only in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the exclusive personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives any claim (by way of motion, as a defense or otherwise) of improper venue, that it is not subject personally to the jurisdiction of such court, that such courts are an inconvenient forum or that this Agreement or the subject matter may not be enforced in or by such court. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts in any such action, suit or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or provided for in
Section 9.2 of this Agreement, such service to become effective 10 days after such mailing. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section. Each of the parties hereby irrevocably waives trial by jury in any action, suit or proceeding, whether at law or equity, brought by any of them in connection with this Agreement or the transactions contemplated hereby.

              9.12. Further Assurances. Each party hereto shall in good faith do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

              9.13. Construction. The parties acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its, his or her legal counsel and that this Agreement shall be construed as if jointly drafted by the Seller and the Purchaser.






              [Remainder of page intentionally left blank.]

              IN WITNESS WHEREOF, the parties have executed this Securities Purchase Agreement as of the date first above written.

                              VALUEACT CAPITAL MASTER FUND, L.P.

                             By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
                                Name:  George F. Hamel, Jr.
                               Title:  Managing Member


                             MELLON HBV ALTERNATIVE STRATEGIES LLC, as holder of sole voting and dispository power over the Securities it holds on behalf of each of the Fund Companies

                             By:    /s/ James R. Jenkins
                                --------------------------------------
                                Name:  James R. Jenkins
                               Title:  Portfolio Manager

                                 SCHEDULE A



Fund's Name                                    Number of Shares  Purchase Price

Blackfriars Special Purpose Vehicle LLC Series 2    212,599(1)      $584,647.25
HBV Master Rediscovered Opportunities Fund LP     4,727,805      $13,001,463.75
Mellon HBV Capital Partners LP                      542,869       $1,492,889.75
AXIS-RDO Limited                                    395,219       $1,086,852.25
Mellon HBV Master US Event Driven Fund LP         1,022,718(2)    $2,812,474.50
Mellon HBV Master Global Event Driven Fund LP    12,787,364(3)   $35,165,251.00
Lyxor Mellon HBV Rediscovered Opportunities       1,811,409(4)     4,981,374.75
Fund Ltd.
TOTAL                                            21,499,983      $59,124,953.25



                                              Number of Funding  Purchase Price
Fund's Name                                   Guarantor Warrants

Blackfriars Special Purpose Vehicle LLC Series 2        370,400     $740,800.00
Mellon HBV Master Rediscovered Opportunities Fund LP  6,798,567  $13,597,134.00
Mellon HBV Capital Partners LP                          100,000     $200,000.00
AXIS-RDO Limited                                        758,804   $1,517,608.00
Mellon HBV Master US Event Driven Fund LP               654,810   $1,309 620.00
Mellon HBV Master Global Event Driven Fund LP         5,928,160  $11,856,320.00
Lyxor Mellon HBV Rediscovered Opportunities Fund Ltd.   426,827     $853,654.00

TOTAL                                                15,037,568  $30,075,136.00


---------------------------------
Notes:

(1) Of such shares, 19,500 are held in book entry form, are not registered pursuant to the Registration Statement on Form S-3 dated 6/2/2005 and are not Registrable Securities (as defined in the Registration Rights Agreement).
(2) Of such shares, 125,000 shares are held in book entry form; registered pursuant to the Registration Statement.
(3) Of such shares, 121,132 shares are held in book entry form; registered pursuant to the Registration Statement.
(4) Of such shares, 1,644,200 shares are held in book entry form, registered pursuant to the Registration Statement.

                      ASSIGNMENT AND ASSUMPTION AGREEMENT

              This ASSIGNMENT AND ASSUMPTION AGREEMENT ("Assignment Agreement") dated as of February _, 2006, is by and between Mellon HBV Alternative Strategies LLC ("Assignor") and Value Act Capital Master Fund, L.P. ("Assignee").

                              Background

              Assignor and Assignee have entered into a Securities Purchase Agreement dated as of February _, 2006 ("Sale Agreement") pursuant to which Assignor has agreed to sell, assign, transfer, convey and deliver to Assignee all of its claims, rights and benefits existing at or arising after the Closing pursuant to the Registration Rights Agreement (the "Registration Rights Agreement") dated July 2, 2004 between Seitel, Inc. and Assignor.

              Assignor now wish to fulfill its agreement to sell, assign, transfer, convey and deliver to Assignee the Registration Rights Agreement in accordance with the terms of the Sale Agreement.

                                   Terms

              In consideration of the agreements and obligations contained in this Agreement and intending to be legally bound, the parties hereby agree as follows:

                                 ARTICLE I

                            CERTAIN DEFINITIONS

              1.1. 	Any capitalized item used but not defined herein
will have the meaning set forth in the Sale Agreement.

                                 ARTICLE II

                           ASSIGNMENT BY ASSIGNOR

              2.1. 	Assignment.  Assignor hereby sells, assigns,
transfers, conveys and delivers to Assignee all of its claims, rights and benefits existing at or arising after Closing pursuant to the Registration Rights Agreement in accordance with the Sale Agreement, and Assignee hereby accepts such assignment.

                                 ARTICLE III

                           ASSUMPTION BY ASSIGNEE

              3.1. 	Assumption.  Assignee hereby assumes and agrees,
in accordance with the Registration Rights Agreement, to be bound by the terms and conditions of the Registration Rights Agreement and to be subject to the rights, duties and obligations of an Investor (as defined in the Registration Rights Agreement) pursuant to the terms of such agreement as if the Assignee was originally a party thereto.

                                 ARTICLE IV
                                MISCELLANEOUS

              4.1. 	Binding Effect.  This Assignment Agreement shall
be binding upon and inure to the benefit of the Assignor and the Assignee and their respective successors and assignees in accordance with the Sale Agreement.

              4.2. 	Governing Law.  This Assignment Agreement shall
be governed by and construed in accordance with the laws of New York, whether common law or statutory, without reference to the choice of law provisions thereof.

              4.3. 	Counterparts.  This Assignment Agreement may be
executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

              4.4. 	Conflict.  In the event of a conflict between
the terms of this Assignment Agreement and the terms and conditions of the Sale Agreement, the terms and conditions of the Sale Agreement shall govern, supersede and prevail.

      IN WITNESS WHEREOF, the parties have executed this Assignment Agreement as of the date first above written.

                              VALUEACT CAPITAL MASTER FUND, L.P.

                             By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
                                Name:  George F. Hamel, Jr.
                               Title:  Managing Member

                              MELLON HBV ALTERNATIVE STRATEGIES LLC

                             By:    /s/ James R. Jenkins
                                --------------------------------------
                                Name:  James R. Jenkins
                               Title:  Portfolio Manager